Mail Stop 4561
Via fax: 402-778-2567

July 15, 2009

Philip G. Heasley
Chief Executive Officer
120 Broadway
Suite 2250
New York, NY 10271

> **Re:** **ACI Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 4, 2009**
> **File No. 000-25346**

Dear Mr. Heasley:

We have reviewed your response letter dated July 2, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 24, 2009.

Form 10-K for the Year Ended December 31, 2008

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

1.   In your response letter dated May 8, 2009 (comment 11) you indicate that VSOE
        of fair value for software implementation and modification services is reasonably

established by "consistent pricing for separate sale[s] of comparable services." We note from your current response to prior comment 2 that consistent pricing is used to mean that an amount "approaching 80%" of identified separate sales are not more than 15% from the median price in the identified range of transactions. As you indicated in our phone conversation today, the "approaching 80%" reference has ranged from 73% - 100% of the contracts falling within a range of +/- 15% of the median. Please describe further the criteria used evaluate VSOE such as customer type, customer size, geographic region, etc. Also, provide a breakdown of your VSOE analysis for each of these criteria and tell us (a) the number of contracts included in your analysis and (b) what percentage of the contracts fell within the "reasonable range" for each stratum. In addition, please address how you analyzed such results in concluding that the Company has reasonably established VSOE of fair value for software implementation and modification services for each stratum pursuant to paragraph 10 of SOP 97-2.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief